Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.2

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Friday July 25, 2025

The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

Total number of
ASX +security		+securities to be
code	Security description	issued/transferred Issue date

New class - code	Convertible debentures	24,500,000 25/07/2025
to be confirmed

Refer to next page for full details of the announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ACN	157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

25/7/2025

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	2 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

24-Jul-2025 09:07	New - Proposed issue of securities - NVX	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Yes

2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

Issue of second and additional tranches of convertible debentures.

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	3 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

new unquoted class of security

Date the +securities the subject of this notification were issued

25/7/2025

Any other information the entity wishes to provide about the +securities the subject of this notification

Convertible debentures

Issue details

Number of +securities
24,500,000
Were the +securities issued for a cash consideration?
Yes
In what currency was the cash consideration being paid?	What was the issue price per +security?

USD - US Dollar	USD 0.95000000

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	4 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code	+Security description
New class - code to be confirmed	Convertible debentures

+Security type +Convertible debt securities	ISIN code

Date the +securities the subject of this notification were issued

25/7/2025

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02970402-2A1609711&v=4a466cc3f89 9e00730cfbfcd5ab8940c41f474b6

+Convertible debt securities Details

Type of +security

Convertible note or bond

+Security currency USD - US Dollar	Face value USD 1.00000000	Interest rate type Fixed rate

Frequency of coupon/interest payments per year Semi-annual		First interest payment date

Interest rate per annum 5.00%	Is the interest rate per annum estimated at this time? No

s128F of the Income Tax Assessment Act status applicable to the +security

s128F exemption status unknown

Is the +security perpetual (i.e. no maturity)? No	Maturity date 25/1/2027

Select other feature(s) applicable to the +security
Redeemable
Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?	If yes, what is the first trigger date?
Yes	26/7/2025

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	5 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Details of the existing class of +security that will be issued if the securities are converted, transformed or exchanged

NVX : ORDINARY FULLY PAID

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

24,500,000

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	6 / 7

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	636,445,636

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
NVXAD : PERFORMANCE RIGHTS	29,000,971
NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667
NVXAB : SHARE RIGHTS	1,008,567
NVXAL : CONVERTIBLE NOTES	45,221,586
New class - code to be confirmed : Convertible debentures	24,500,000

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	7 / 7